UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2008

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIXTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
LONG-TERM SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Michael Owens Way
Perrysburg, Ohio 43551-2999

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements

   * Report of Independent Registered Public Accounting Firm
   * Statements of Net Assets Available for Benefits as of December 31, 2008 and December 31, 2007
   * Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2008 and December 31, 2007
   * Notes to Financial Statements

   Schedule
   Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

2. Exhibits:

   Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SIXTH AMENDED AND RESTATED
OWENS-ILLINOIS, INC.
LONG-TERM SAVINGS PLAN

Dated: June 26, 2009

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: ______________________
Roberta J. Bixhorn
Chairman

Audited Financial Statements
and Schedule

Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan

Years ended December 31, 2008 and 2007
with Report of Independent Registered Public Accounting Firm

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Audited Financial Statements
and Schedule

Years ended December 31, 2008 and 2007

Contents

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Owens-Illinois, Inc. Employee Benefit Committee
Sixth Amended and Restated Owens-Illinois, Inc.
Long Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sixth Amended and Restated Owens-Illinois, Inc. Long Term Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits, with fund information, for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 26, 2009

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
Assets:		
Participant-directed funds, at fair value	$ 144,087,254	$ 183,808,975
Participant loans	13,968,757	13,892,426
Owens-Illinois Company Stock Fund	45,322,691	90,889,573
Contributions receivable:		
Participant	282,202	-
Employer	63,269	-
Loan repayments receivable	113,099	-
Net assets available for benefits, at fair value	203,837,272	288,590,974
Adjustment from fair value to contract value for fully benefit responsive investment contracts	4,551,389	198,693
Net assets available for benefits	$ 208,388,661	$ 288,789,667

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2008

	Fund Information		
	Participant Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment loss	$ (42,899,415)	$ (31,133,500)	$ (74,032,915)
Contributions:			
Participant	11,318,029	1,785,330	13,103,359
Employer	227,019	2,475,107	2,702,126
Participant withdrawals	(17,306,911)	(4,859,503)	(22,166,414)
Other/forfeitures	92,515	-	92,515
Loans (defaulted) reinstated	(1,239,318)	1,239,318	-
New loan transfers	1,247,177	(1,247,177)	-
New loan fees	3,162	(19,900)	(16,738)
Interfund transfers	13,709,027	(13,709,027)	-
Plan to plan transfers	(82,939)	0	(82,939)
Decrease in net assets available for benefits	(34,931,654)	(45,469,352)	(80,401,006)
Net assets available for benefits at beginning of year	197,900,094	90,889,573	288,789,667
Net assets available for benefits at end of year	$ 162,968,440	$ 45,420,221	$ 208,388,661

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2007

	Fund Information		
	Participant Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income	$ 21,774,002	$ 76,531,377	$ 98,305,379
Contributions:			
Participant	11,893,607	2,255,318	14,148,925
Employer	751,082	2,458,552	3,209,634
Participant withdrawals	(38,017,255)	(9,611,495)	(47,628,750)
Other/forfeitures	(51,587)	-	(51,587)
Loans (defaulted) reinstated	(1,383,560)	1,383,560	-
New loan transfers	2,351,695	(2,351,695)	-
New loan fees	3,262	(28,740)	(25,478)
Other transfers (note 7)	(31,710,420)	(5,689,336)	(37,399,756)
Interfund transfers	32,179,757	(32,179,757)	-
Plan to plan transfers	(180,827)	(24,053)	(204,880)
(Decrease) increase in net assets available for benefits	(2,390,244)	32,743,731	30,353,487
Net assets available for benefits at beginning of year	200,290,338	58,145,842	258,436,180
Net assets available for benefits at end of year	$ 197,900,094	$ 90,889,573	$ 288,789,667

The accompanying notes are an integral part of the financial statements.

1. Plan Description

General

The Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the ''Plan'') was adopted by Owens-Illinois, Inc. (the ''Company'') for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period. The following investment options were available to Plan participants at the end of 2008:

Owens-Illinois Company Stock Fund
Harbor Capital Appreciation Fund
Harbor Mid Cap Growth Fund
Harbor Small Cap Growth Fund
Harbor Large Cap Value Fund
Harbor Mid Cap Value Fund
Harbor Small Cap Value Fund
Harbor International Fund
Harbor International Growth Fund
Harbor Bond Fund
Harbor High Yield Bond Fund
Harbor Short Duration Fund
Harbor Money Market Fund
New York Life Stable Value Option
Harbor Investment Mix No. 1
Harbor Investment Mix No. 2
Harbor Investment Mix No. 3
Harbor Investment Mix No. 4
Harbor Investment Mix No. 5
Harbor Investment Mix No. 6
S&P 500 Index Fund

The investment options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds consist of twelve diversified mutual funds managed by Harbor Capital, a no-load, open-end management investment company, and the funds are registered under the Investment Company Act of 1940. The Harbor Trust Stable Value Fund was a private trust fund for the benefit of 401(k) participants of the Company and for another company. The Harbor Trust Stable Value Fund was liquidated in 2007 and participant balances were invested in the New York Life Stable Value Option. Each of the Harbor Investment Mixes consists of different combinations of certain Harbor funds.

The approximate composition of each of the Harbor Investment Mixes at December 31, 2008 is as follows:

	Mix No. 1	Mix No. 2	Mix No. 3	Mix No. 4	Mix No. 5	Mix No. 6
Harbor Capital Apreciation Fund		4.90%	9.80%	14.70%	19.60%	24.50%
Harbor Mid Cap Growth Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Small Cap Growth Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Large Cap Value Fund		4.90%	9.80%	14.70%	19.60%	24.50%
Harbor Mid Cap Value Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Small Cap Value Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor International Fund		3.00%	6.00%	9.00%	12.00%	15.00%
Harbor International Growth Fund		3.00%	6.00%	9.00%	12.00%	15.00%
Harbor Bond Fund	70.00%	56.00%	42.00%	28.00%	14.00%	
Harbor Short Duration Fund	30.00%	24.00%	18.00%	12.00%	6.00%	
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

For certain participants, the Company contributes to the Plan an amount equal to twenty-five percent (25%) of the first eight percent (8%) of the participant's pretax contributions. For participants at certain Company facilities, the Company contributes an additional Employer Base Contribution to the Plan of two percent (2%) of the participant's compensation. For participants at a certain Company facility, the Company contributes to the Plan amounts based on a stipulated rate per hour. All Company contributions are specified by various labor contracts and are immediately fully vested. All Company contributions, with the exception of contributions for participants at a certain facility, are invested in the Owens-Illinois Company Stock Fund. Company contributions not invested in the Owens-Illinois Company Stock Fund are invested in accordance with the participant's current choice of investment options. Participants are allowed to transfer Company matching contributions from the Company Stock Fund at any time.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company Stock

Fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company Stock Fund.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not been expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (''ERISA'') and any collective bargaining agreements.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

The Plan's investments are held in the Owens-Illinois Master Stock Purchase and Savings Program Trust (the ''Trust'') administered by New York Life Trust Company (the ''Trustee'') and by New York Life Retirement Plan Services as the recordkeeper (the ''Recordkeeper''), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan's total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan's participants.

The following table presents the fair value of investments of the Trust:

	December 31, 2008	December 31, 2007
Investments, at fair value:		
Mutual fund investments	$292,777,000	$413,888,000
New York Life Stable Value Option	61,488,000	65,242,000
Owens-Illinois Company Stock Fund	95,218,000	184,869,000
Total investments	$449,483,000	$663,999,000
Plan's interest in net assets of the Trust	$189,409,945	$274,698,548

The investment earnings(loss) of the Trust are as follows:

	Year Ended December 31, 2008	2007
Interest and dividends	$ 11,780,000	$ 22,048,000
Mutual fund appreciation (depreciation)	(128,937,000)	34,271,000
Owens-Illinois Company Stock Fund appreciation (depreciation)	(63,822,000)	169,584,000
Total earnings (loss)	$(180,979,000)	$225,903,000
Plan's interest in earnings (loss) of the Trust	$ (74,998,995)	$ 97,198,735

Investment Valuation

Fixed income investments in the Harbor Funds are valued on a basis of valuations furnished by a trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Company Stock included in the Company Stock Fund is valued at its quoted market price. For the investments in the New York Life Stable Value Option, the Trustee establishes a daily market value based on daily cash flows and earnings. This daily value is used for the calculation of the daily unit net asset value, after considering cash flows and management fees, as applicable. Participant loans are valued at their outstanding balances, which approximate fair value.

As described in the Financial Accounting Standards Board Staff Position ("FSP") Nos. AAG INV-1 and the AICPA SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value, even though contract value is the relevant measurement for the portion of net assets attributable to fully benefit-responsive investment contracts. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the guaranteed investment contracts are valued at quoted redemption values on the last business day of the Plan's year-end.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 29, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the ''Code'') and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Plan Expenses

All Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Guaranteed Investment Contracts

Beginning in April 2007, the Plan has investments in the New York Life Stable Value Option which has investments in traditional guaranteed investment contracts (''GIC''). The account is credited with the earnings on the underlying investments and is reported at contract value in accordance with the American Institute of Certified Public Accountants (''AICPA'') Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. Contract value represents contributions made under the contract, plus net trade activity, plus earnings, less participant withdrawals and less fee accruals. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed and may be reset on a quarterly or monthly basis.

Certain events limit the ability of the Plan to transact at contract value with the financial institution issuer. Such events include partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings of all or part of the plan sponsor's operations, bankruptcy, or receivership, exceeding 10 percent of the participating plan's portion of amounts held as of the date of withdrawal. The Company does not believe that the occurrence of any such events that would limit the Plan's ability to transact at contract value with participants is probable.

As described in Note 2, because the GIC and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. As of December 31, 2008, and 2007, these contracts had a fair value of $61,487,922 and $65,241,861, respectively. The crediting interest rate on these investments was 4.48% and 5.24% at December 31, 2008 and 2007, respectively. The average yield on these investments was 4.78% and 4.80% for the years ended December 31, 2008 and 2007, respectively.

4. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options. Participants are charged a transaction fee for each new loan initiated. The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan. The fee is deducted from the participant's account when the loan is processed.

5. Fair Value Measurements

The Trust adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (''FAS No. 157'') on January 1, 2008. The adoption of FAS No. 157 did not have a material impact on the Plan's financial statements. FAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. FAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investment valuation policy of the Trust is to value investments at fair value. All investments are valued at their respective net asset value as calculated by New York Life Trust Company, the trustee. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying equity investments for which market quotations are readily available are valued at the last reported sales price on their principal exchange on valuation date or official close for certain markets. Fixed income investments in the Harbor Funds are valued on a basis of valuations furnished by a trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Trust's assets at fair value as of December 31, 2008:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$292,777,000			$292,777,000
Common stocks	95,218,000			95,218,000
Guaranteed investment contract*		$61,488,000		61,488,000
Participant loans			$18,808,000	18,808,000
Total assets at fair value	$387,995,000	$61,488,000	$18,808,000	$468,291,000

*The underlying securities in the guaranteed investment contract include asset-backed securities, commercial mortgage-backed securities, collateralized mortgage obligations, corporate bonds, and agency securities.

The table below sets forth a summary of changes in the fair value of the Trust's level 3 assets for the year ended December 31, 2008:

	Participant loans
Balance, beginning of year	$18,693,000
Earnings	1,318,000
Issuances and settlements (net)	(1,203,000)
Balance, end of year	$18,808,000

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$208,388,661	$288,789,667
Deduct: Defaulted loans	(250,250)	-
Deduct: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(4,551,389)	(198,693)
Net assets available for benefits per the Form 5500	$203,587,022	$288,590,974

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net investment income (loss) per the financial statements	$(74,032,915)	$ 98,305,379
Add (deduct): Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	(4,352,696)	403,586
Total investment income (loss) per the Form 5500	$(78,385,611)	$ 98,708,965

7. Net Asset Transfers

Effective December 31, 2007, the assets related to certain participants, which were employed by the Company's former plastics packaging business, were transferred out of the Plan and into a plan maintained by Rexam PLC, the purchaser of the Company's former plastics packaging business. In connection with this transfer, assets in the amount of $37,399,756 were transferred out of the Plan.

8. Change in Trustee and Recordkeeper

Prior to April 16, 2007, the Plan's investments were administered by State Street Bank and Trust and by Citistreet as the recordkeeper. Effective April 16, 2007, the Plan's investments are administered by New York Life Trust Company and by New York Life Retirement Plan Services as the recordkeeper.

Sixth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Employer Identification No. 22-2781933
Plan No. 017

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2008

Description	Shares or Principal Amount	Cost	Fair Value
*Participant loans -	Interest rates ranging from 4.25% to 10.50%, various maturity dates	$13,968,757	$13,968,757

*Party-in-interest

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Sixth Amended and Restated Long Term Savings Plan of Owens-Illinois, Inc. of our report dated June 26, 2009, with respect to the financial statements and schedule of the Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst + Young LLP

Toledo, Ohio
June 26, 2009